LUNA GOLD CORP.
 777 Dunsmiur Street
Suite 1600
P.O. Box 10425, Pacific Center
Vancouver, British Columbia
Canada V7Y 1K4

October 29, 2004

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 - 0405

Attention:	Roger Schwall
Assistant Director
Mail Stop 0405
	RE:	Luna Gold Corp.
Form SB-2 Registration Statement
Registration No. 333-117893

Dear Mr. Schwall:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Luna Gold Corp. (the "Company") requests acceleration of the effective date of its Form SB-2 Registration Statement to Friday, October 29, 2004, at 1:30 p.m., E.D.T., or as soon thereafter as practicable.

The Company is aware of its statutory responsibility under the Securities Act of 1933, as amended.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The registration statement thereto has not been submitted to the NASD since no NASD members or affiliates will be participating in the transaction.

Securities and Exchange Commission
RE:	Luna Gold Corp.
Form SB-2 Registration Statement
SEC File 333-117893
October 29, 2004
Page 2

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

LUNA GOLD CORP.

BY:	/s/ Tim Searcy
Tim Searcy, President, Principal Executive Officer and Director

AWB:nsl

cc: Conrad C. Lysiak